UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 5 TO
                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            FIDELITY FEDERAL BANCORP
                 ---------------------------------------------
                              (Name of the Issuer)

                            FIDELITY FEDERAL BANCORP
                 ---------------------------------------------
                      (Name of Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                 ---------------------------------------------
                         (Title of Class of Securities)


                                    315921106
                 ---------------------------------------------
                      (CUSIP Number of Class of Securities)

                            FIDELITY FEDERAL BANCORP
                               18 NW Fourth Street
                            Evansville, Indiana 47708
                                 (812) 424-0921

                                 WITH COPIES TO:

                             Timothy M. Harden, Esq.
                              John W. Tanselle, Esq
                                Krieg DeVault LLP
                         One Indiana Square, Suite 2800
                           Indianapolis, Indiana 46204
                                 (317) 636-4341
                 ---------------------------------------------
      (Name, Address, and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[ ]      a.       The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
[ ]      b.       The filing of a registration statement under the Securities
                  Act of 1933.
[ ]      c.       A tender offer.
[X]      d.       None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if this is a final amendment reporting the results of the transaction. [X]


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

    TRANSACTION VALUATION (1)                       AMOUNT OF FILING FEE (2)
-------------------------------------------------------------------------------

         $2,000,000.00                                     $ 400.00


(1) Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, the value of the securities proposed to be acquired consists of the estimated $2,000,000.00 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the cash to be paid in lieu of fractional shares.


[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $ 400.00
                           ---------------------------
Form or registration no.:   Schedule 13E-3
                           ---------------------------
Filing party:              Fidelity Federal Bancorp
                           ---------------------------
Date filed:                November 15, 2004
                           ---------------------------

This Amendment No. 5 to Rule 13E-3 Transaction Statement (this "Schedule 13E-3") is being filed by Fidelity Federal Bancorp (the "Company") in connection with its going private transaction, wherein the Company effected a 1-for-30,000 reverse stock split of its common stock, no par value on February 28, 2005 (the "Reverse Stock Split"). This Amendment No. 5 amends the Rule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission (the "SEC") on November 15, 2004, as amended by Amendment No. 1 to Schedule 13E-3 filed by the Company with the SEC on November 17, 2004, Amendment No. 2 Schedule 13E-3 filed by the Company with the SEC on December 16, 2004, Amendment No. 3 to
Schedule 13E-3 Filed by the Company with the SEC on January 10, 2005 and Amendment No. 4 to Schedule 13E-3 Filed by the Company with the SEC on February 7, 2005.

On February 28, 2005 the Company completed a 1 for 30,000 reverse stock split of its common stock. In the reverse stock split each 30,000 shares of the Company's common stock was converted into one share of common stock, and holders thereafter of fractional shares became entitled to receive cash in lieu of fractional interests in an amount equal to $1.85 (the "Fractional Share Consideration") for each pre-split share that became a fractional interest. As a result of the reverse stock split, shareholders who prior to the reverse stock split owned less than 30,000 shares are no longer shareholders of the Company and their only right is to receive cash for their fractional shares as set forth above.

Following the reverse stock split, the Company effected a 2,500 for 1 forward stock split for those shareholders who, following the reverse stock split, continued to hold at least one whole share of Company common stock.

The Reverse Stock Split resulted in the Company having fewer than 300 record holders of its outstanding common stock. Accordingly, the Company has filed with the Securities and Exchange Commission contemporaneously with this Schedule 13E-3 a Form 15 suspending immediately its duty to file periodic reports with the Securities and Exchange Commission pursuant to Section 13 of the Securities Act of 1934 (the "Act") and terminating the registration of its common stock under the Act.







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
                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  By:      /s/ Donald R. Neel
                                           ---------------------------------
                                  Title:   President and CEO
                                           ---------------------------------
                                  Name:    Donald R. Neel
                                           ---------------------------------
                                  Date:    March 11, 2005
                                           ---------------------------------













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